PATAPSCO BANCORP

ARS

P.E.
6-30-04

2004
ANNUAL REPORT

PATAPSCO BANCORP, INC.

Patapsco Bancorp, Inc. (the "Company") is the holding company for The Patapsco Bank (the "Bank"). The Bank is a Maryland commercial bank operating through three offices located in Dundalk, Parkville and Carney, Maryland and serving eastern Baltimore County. The principal business of the Bank consists of attracting deposits from the general public and investing these deposits in loans secured by residential and commercial real estate, construction loans, commercial business loans, commercial leases and consumer loans. The Bank derives its income principally from interest earned on loans and, to a lesser extent, interest earned on mortgage-backed securities and investment securities and noninterest income. Principally operating revenues, deposits and repayments of outstanding loans and investment securities and mortgage-backed securities provide funds for these activities.

MARKET INFORMATION

The Company's common stock trades under the symbol "PATD" on the OTC Electronic Bulletin Board. There are currently 1,386,615 shares of the common stock outstanding and approximately 336 holders of record of the common stock. Following are the high and low closing sale prices, by fiscal quarter, as reported on the OTC Electronic Bulletin Board during the periods indicated, as well as the dividends paid during such quarters. In the second quarters of both fiscal 2003 and 2004, the Company paid 10% common stock dividends. Additionally, on June 16, 2004, the Company announced a 3 for 1 stock split in the form of a 200% stock dividend with a record date of August 2 payable on August 30, 2004. The prices quoted below, but not the dividends per share, have been adjusted for those stock dividends.

	High	Low	Dividends Per Share
Fiscal 2003:			
First Quarter	$ 8.18	$ 7.77	$ .14
Second Quarter	8.19	7.55	.14
Third Quarter	8.70	7.82	.14
Fourth Quarter	9.90	8.51	.14
Fiscal 2004:			
First Quarter	$ 10.05	$ 9.23	$ .14
Second Quarter	13.33	9.83	.16
Third Quarter	13.50	12.02	.16
Fourth Quarter	13.47	12.03	.16

The stated high and low closing sale prices reflect inter-dealer prices, without retail markup, markdown or commission, and may not represent actual transactions.

TABLE OF CONTENTS

PATAPSCO
BANCORP

1301 Merritt Boulevard • Baltimore, Maryland 21222
410-285-1010 • 410-285-6790 Fax

Dear Shareholder:

The directors, officers and staff of Patapsco Bancorp, Inc. and The Patapsco Bank proudly present our ninth Annual Report to our shareholders.

This report reflects a year of significant achievement in the history of your Company. It was a year in which our assets exceeded $200 million, our loans exceeded $150 million and our deposits reached $160 million. Most significantly, this was the first year our earnings exceeded $1,400,000 and was the fifth consecutive year of increasing earnings, as well as the best in the Company's 94 year history.

Despite the expansion in the number and types of loans, asset quality remained high with non-performing loans at .33% of total loans, and .24% of total assets, as the company recovered from a spike in non performers the previous year. This allowed, and regulations required, minimal additions to the allowance for loan losses during year. Nevertheless, the Company maintained the allowance for loan losses at .61% of total loans and 188% of non-performing loans.

Perhaps the most noteworthy occurrence was the acquisition of Parkville Federal Savings Bank in the last quarter of fiscal year 2004. This Maryland based thrift represents the Company's second acquisition in the past 4 years and effectively increased the Company's assets by $50,000,000. Although this purchase occurred too late in the fiscal year to have a significant effect on the fiscal year's earnings, it is expected to have a positive impact in fiscal year 2005 and beyond.

A byproduct of the acquisition was a reduction in the Company's capital ratios to slightly below historical levels. Even though the Company continues to be well capitalized for regulatory purposes, the Board and management are committed to regaining the traditional 7% capital level. For this reason the upcoming year will be a challenging effort to grow the Company's earnings without significantly growing the Company's assets. Fortunately, the Company has done this in the past and is very experienced in reallocating the Company's assets.

This past year we underwent a data processing conversion that will allow the Bank to move forward with products and services that will enable us to compete in a highly competitive banking environment. We also have implemented or expanded several fee income initiatives and thus bolster an area where we lag our peers. We have also expanded our staff in the compliance area to meet evermore stringent requirement of the regulators.

We would be remiss if we did not mention our recent 3 for 1 stock split which was paid on August 30 2004. This was designed to increase the number of shares outstanding and attempt to bring some much needed liquidity to the trading of the Company's shares. The stock split along with the Company's regular dividend, which has been paid for 28 consecutive quarters, are recommendations made by the Company's Investor's Relations Committee. This committee regularly reviews items of substance for the shareholders.

We still have other goals to accomplish. We shall continue to expand our efforts relative to small business loans, commercial real estate loans, construction loans, consumer loans and leases. We must attract more demand deposit accounts and continue to build our allowance for loan losses as our portfolio continues to grow and change. In short, we must continue to implement our strategic plan to achieve a rate of growth that can be sustained over time consistent with prudent safe and sound practices.

The upcoming year will also present varied challenges. The banking landscape continues to change as the big banks and de novo banks compete with community banks such as ours for market share. The economic environment continues to remain extremely competitive for deposit dollars and quality loans. Nevertheless, your Company intends to continue in its quest to become a leading independent provider of financial services throughout the Baltimore area by delivering exceptional service to an expanding customer base in our tradition of integrity, personalized service and community focus.

In conclusion, the directors, officers and staff of Patapsco Bancorp, Inc. and The Patapsco Bank thank all of our stockholders and customers for their confidence and support during the past year. We look forward to a prosperous new year.

Thomas P. O'Neill
Chairman of the
Board of Directors

Joseph J. Bouffard
President and
Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

PATAPSCO BANCORP, INC.

Selected Consolidated Financial Condition Data

	At June 30,		
	2004	2003	2002
		(In thousands)	
Total assets	$ 210,616	$ 157,805	$158,736
Loans receivable, net	151,413	113,252	118,350
Cash, federal funds sold and other interest bearing deposits	19,134	14,207	14,857
Investment securities	16,117	4,542	5,006
Mortgage-backed securities	13,110	19,843	13,705
Deposits	168,132	119,655	119,593
Borrowings	22,900	20,174	22,616
Stockholders' equity	16,380	15,905	14,602

Selected Consolidated Income Data

	Year Ended June 30,		
	2004	2003	2002
	(In thousands, except for per share amounts)		
Interest income	$ 10,519	$10,764	$ 11,445
Interest expense	3,726	3,992	5,580
Net interest income before provision for loan losses	6,793	6,772	5,865
Provision for loan losses	42	531	560
Net interest income after provision for loan losses	6,751	6,241	5,305
Noninterest income	579	568	866
Noninterest expenses:			
Compensation and employee benefits	2,971	2,718	2,609
Insurance	83	71	63
Professional fees	245	406	190
Equipment expenses	196	201	234
Net occupancy costs	233	221	197
Advertising	141	117	136
Data processing	234	218	204
Amortization of intangible asset	14	--	--
Other	892	724	683
Total noninterest expenses	5,009	4,676	4,316
Income before provision for income taxes	2,321	2,133	1,855
Income tax provision	852	788	718
Net income	$ 1,469	$ 1,345	$ 1,137
Net income per share of common stock			
Basic	$0.92	$0.84	$0.71
Diluted	$0.77	$0.72	$0.62

PATAPSCO BANCORP, INC.

Key Operating Ratios

	At June 30, 2004	2003	2002
		(In thousands)	
Performance Ratios:			
Return on average assets (net income divided by average total assets)	0.80%	0.86%	0.73%
Return on average stockholders' equity (net income divided by average stockholders' equity(1)	9.11	8.77	8.20
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	3.92	4.19	3.54
Net interest margin (net interest income divided by average interest-earning assets)	4.06	4.52	3.90
Ratio of average interest-earning assets to average interest-bearing liabilities	106.14	112.21	109.58
Ratio of noninterest expense to average total assets	2.86	3.01	2.76
Asset Quality Ratios:			
Nonperforming assets to total assets at end of period	0.24	0.22	0.52
Nonperforming (nonaccrual) loans to loans receivable, net at end of period	0.33	0.29	0.58
Allowance for loan losses to total loans at end of period	0.61	1.00	1.20
Allowance for loan losses to nonperforming loans at end of period	188.01	348.32	206.48
Net charge-offs to average loans outstanding	0.20	0.72	0.23
Capital Ratios:			
Stockholders' equity to total assets at end of period (1)	7.75	10.08	9.22
Average stockholders' equity to average assets (1)	9.21	9.78	8.86
Dividends declared per share to diluted net income per share	27.71	23.24	26.92

(1) Stockholders' equity includes temporary equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company's results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities and other investments, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and advances from the Federal Home Loan Bank of Atlanta. The net interest income earned on interest-earning assets ("net interest margin") and the ratio of interest-earning assets to interest-bearing liabilities have a significant impact on net interest income. The Company's net interest margin is affected by regulatory, economic and competitive factors that influence interest rates, loan and deposit flows. The Company, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. To a lesser extent, the Company's results of operations are also affected by the amount of its noninterest income, including loan fees and service charges, and levels of noninterest expense, which consists principally of compensation and employee benefits, insurance premiums, professional fees, equipment expense, occupancy costs, advertising, data processing and other operating expenses.

The Company's operating results are significantly affected by general economic and competitive conditions, in particular, changes in market interest rates, government policies and actions taken by regulatory authorities. Lending activities are influenced by general economic conditions, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the level of personal income and savings in the Company's market area.

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. These estimates, assumptions and judgments are necessary when financial instruments are required to be recorded at fair value or when the decline in the value of an asset carried on the balance sheet at historic cost requires an impairment write-down or a valuation reserve to be established.

The allowance for loan losses is an estimate of the losses that may be sustained in the loan and lease portfolio. Provisions for loan losses are charged to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses. The allowance for loan losses is based on two principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5 *"Accounting for Contingencies,"* that requires losses to be accrued when their occurrence is probable and estimable and (2) SFAS No. 114 *"Accounting by Creditors for Impairment of a Loan,"* that requires losses be accrued when it is probable that the lender will not collect all principal and interest due under the original term of the loan.

Management believes that the allowance is adequate. However, its determination requires significant judgment and estimates of the probable losses in the loan and lease portfolio can vary significantly from amounts that actually occur.

SFAS No. 148, "Accounting for Stock-Based Compensation", requires the Company to make certain disclosures as if the fair value method of accounting had been applied to the Company's stock option grants made subsequent to 1994. Accordingly, no stock option based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods and at the date indicated. Dividing income or expense by the average daily balance of assets or liabilities, respectively, derives such yields and costs for the periods presented. Average balances are derived from daily balances.

The table also presents information for the periods indicated with respect to the institution's net interest margin, which is net interest income divided by the average balance of interest earning assets. This is an important indicator of commercial bank profitability. The net interest margin is affected by yields on interest earning assets, the costs of interest bearing liabilities and the relative amounts of interest earning assets and interest bearing liabilities. Another indicator of an institution's net interest income is the interest rate spread or the difference between the average yield on interest earning assets and the average rate paid on interest bearing liabilities.

	Year Ended June 30,								
	2004			2003			2002		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable (1)	$ 121,770	$ 9,042	7.43%	$ 115,382	$ 9,354	8.11%	$ 123,569	$ 10,415	8.43%
Investment securities (2)	11,758	396	3.37	6,321	294	4.65	4,368	252	5.43
Mortgage-backed securities	21,510	940	4.37	17,745	954	5.38	5,323	361	6.78
Short-term investments and other interest-earning assets	12,097	151	1.16	10,495	162	1.54	16,685	417	2.50
Total interest-earning assets	167,135	10,519	6.29	149,943	10,764	7.18	149,945	11,445	7.62
Non-interest-earning assets	16,480			5,382			6,617		
Total assets	$ 183,615			$ 155,325			$ 156,562		
Interest-bearing liabilities:									
Deposits (3)	$ 128,736	$ 2,524	1.96	$ 111,934	$ 2,867	2.56	$ 118,081	4,429	3.75
Borrowings	28,482	1,202	4.22	21,695	1,125	5.19	18,754	1,151	6.14
Total interest-bearing liabilities	157,218	3,726	2.37	133,629	3,992	2.99	136,835	5,580	4.08
Non-interest-bearing liabilities	10,276			6,499			5,863		
Total liabilities	167,494			140,128			142,698		
Total equity	16,121			15,197			13,864		
Total liabilities and retained earnings	$ 183,615			$ 155,325			$ 156,562		
Net interest income		$ 6,793			$ 6,772			$ 5,865	
Interest rate margin			4.06%			4.52%			3.90%
Net interest spread			3.92%			4.19%			3.54%
Ratio of average interest-earning assets to average interest-bearing liabilities			106.31%			112.21%			109.58%

(1) Includes nonaccrual loans.
(2) Includes investments required by law.
(3) Includes interest-bearing escrow accounts.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by the prior year's rate); and (ii) changes in rate (changes in rate multiplied by the prior year's volume).

	Year Ended June 30, 2004 vs. 2003 Increase (Decrease) Due to			Year Ended June 30, 2003 vs. 2002 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)			(In thousands)		
Interest income:						
Loans receivable	$ 607	$ (919)	$ (312)	$ (673)	$ (388)	$(1,061)
Investment securities	150	(48)	102	70	(27)	43
Mortgage-backed securities	184	(198)	(14)	651	(58)	593
Short-term investments and other interest-earning assets	35	(56)	(21)	(126)	(129)	(255)
Total interest-earning assets	976	(1,221)	(245)	(78)	(602)	(680)
Interest expense:						
Deposits (1)	624	(967)	(343)	(220)	(1,341)	(1,561)
Borrowings	190	(113)	77	167	(193)	(26)
Total interest-bearing liabilities	814	(1,080)	(266)	(53)	(1,534)	(1,587)
Change in net interest income	$ 162	$ (141)	$ 21	$ (25)	$ 932	$ 907

(1) Includes interest-bearing escrow accounts.
(2) Combined rate/volume variances, a third element of the calculation, are allocated to the volume and rate variances based on their relative size.

Comparison of Financial Condition at June 30, 2004 and 2003

General. Total assets increased by $52.8 million or 33.5% to $210.6 million at June 30, 2004 from $157.8 million at June 30, 2003. The increase was primarily due to the acquisition of Parkville Federal Savings Bank ("Parkville") on April 1, 2004. At the date of acquisition, Parkville's total assets were $48.6 million

Loans Receivable. Net loans receivable increased by $38.2 million, or 33.7%, to $151.4 million at June 30, 2004 from $113.3 million at June 30, 2003. The Parkville acquisition increased net loans by $33.8 million. Approximately 98% of the loans acquired were fixed rate residential mortgage loans resulting in an increase of $29.6 million or 60.9% in this category from the previous year-end. Commercial real estate and construction loans have increased by $4.1 million or 22.0%, and commercial business loans have increased by $4.3 million or 24.8% from the previous year-end. Net commercial leases, (commercial leases less unearned interest commercial leases) decreased slightly to $14.7 million from $14.9 million in the year ended June 30, 2004 and consumer home improvement loans decreased by $1.1 million or 12.0% in the year ended June 30, 2004. This is the second consecutive year of decreases in this loan category and results from the mortgage refinancing wave over the last few years.

The following table sets forth selected data relating to the composition of the Company's loan portfolio by type of loan at the dates indicated. At June 30, 2004, the Company had no concentrations of loans exceeding 10% of gross loans other than as disclosed below:

	At June 30,									
	2004		2003		2002		2001		2000	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
					(Dollars in thousands)					
Real estate loans:										
Residential (1)	$ 78,303	49.27%	$ 48,664	40.76%	$ 59,609	47.89%	$ 75,497	57.39%	$ 49,968	53.93%
Commercial	16,545	10.41	14,622	12.25	15,487	12.44	13,542	10.29	11,838	12.78
Construction (2)	6,510	4.10	4,266	3.57	3,332	2.68	2,098	1.59	1,570	1.69
Consumer loans:										
Home improvement	8,063	5.07	9,161	7.67	9,562	7.68	11,427	8.69	9,267	10.00
Home equity loans	4,244	2.54	3,709	3.11	3,096	2.49	2,315	1.76	1,864	2.01
Other consumer loans	2,170	1.49	2,194	1.84	1,576	1.27	1,401	1.06	1,211	1.31
Commercial loans:										
Commercial loans	21,919	13.79	17,564	14.70	14,159	11.38	12,991	9.87	9,884	10.67
Commercial leases	21,182	13.33	19,225	16.10	17,643	14.18	12,287	9.34	7,053	7.61
	158,936	100.00%	119,405	100.00%	124,464	100.00%	131,558	100.00%	92,655	100.00%
Less:										
Deferred loan origination fees, net of costs	94		96		66		16		74	
Unearned interest consumer loans	465		408		289		331		127	
Unearned interest commercial loans	6,473		4,356		3,976		1,602		710	
Purchase accounting discount (premium), net	(445)		154		345		614		0	
Allowance for loan losses	936		1,139		1,438		1,161		743	
Total	$ 151,413		$ 113,252		$ 118,350		$ 127,834		$ 91,001	

(1) Does not include loans held for sale.
(2) Net of loans in process.

The following table sets forth certain information at June 30, 2004 regarding the dollar amount of loans maturing or repricing in the Company's portfolio. Demand loans, loans having no stated schedule of repayments and any stated maturity, and overdrafts are reported as due in one year or less. Adjustable-rate and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather than the periods in which they mature, and fixed-rate loans are included in the period in which the final contractual repayment is due. The table does not include any estimate of prepayments that significantly shorten the average life of all mortgage loans and may cause the Company's repayment experience to differ from that shown below.

	Due during the year ending June 30, 2005	Due after 1 through 5 years after June 30, 2005	Due after 5 years after June 30, 2005	Total
		(In thousands)		
Real estate loans:				
Residential	$ 5,221	$ 14,147	$ 58,935	$ 78,303
Commercial	2,288	5,783	8,474	16,545
Construction	6,510	-	-	6,510
Consumer loans	4,498	4,664	5,315	14,477
Commercial leases	2,055	19,041	86	21,182
Commercial loans	4,757	9,873	7,289	21,919
Total	$ 25,329	$ 53,508	$ 80,099	$ 158,936

The following table sets forth at June 30, 2004 the dollar amount of all loans which may reprice or are due one year or more after June 30, 2004 which have predetermined interest rates and have floating or adjustable interest rates.

	Predetermined Rates	Floating or Adjustable Rates	Total
		(In thousands)	
Real estate loans:			
Residential	$60,924	$ 12,157	$ 73,081
Commercial	10,874	3,385	14,259
Construction	-	-	-
Consumer	9,979	-	9,979
Commercial Leases	19,127	-	19,127
Commercial	3,775	13,386	17,161
Total	$104,679	$ 28,928	$ 133,607

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their contractual terms because of prepayments. The average life of mortgage loans tends to increase when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan market rates are substantially lower than rates on existing mortgage loans.

Investment Securities and Mortgage-Backed Securities. U.S. government agency securities increased by $11.6 million or 618% to $13.5 million at June 30, 2004 from $1.9 million at June 30, 2003. The Company invested excess liquidity in these securities with maturities concentrated one to five years in the future. Additionally, the Parkville acquisition brought $4 million of these securities into the portfolio. Corporate bonds remained flat at $2.6 million. Mortgage-backed securities decreased by $6.7 million in the year ended June 30, 2004 as the $10 million purchase in the first quarter of the fiscal year was offset by the $7 million sale in the third quarter and repayments.

The following table sets forth the carrying value of the Company's investments at the dates indicated.

	At June 30,		
	2004	2003	2002
	(Dollars in thousands)		
Securities available for sale, at fair value:			
U.S. government and agency securities	$13,490	$ 1,878	$2,244
Equity securities	55	41	259
Corporate securities	2,572	2,623	2,503
Mortgage-backed securities	13,110	19,843	13,705
Total securities available for sale	29,227	24,385	18,711
Investments required by law, at cost:			
FHLB of Atlanta stock	1,381	1,010	1,595
FRB of Richmond stock	379	308	308
Total investments required by law, at cost	1,760	1,318	1,903
Total investments	$30,987	$25,703	$20,614

The following table sets forth the scheduled maturities, carrying amounts, fair values and average yields for the Company's investment portfolio at June 30, 2004.

(Dollars in thousands)

	One Year or Less		One to Five Years		Five to Ten Years		More than Ten Years		Total Investment Portfolio		
	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Fair Value	Average Yield
					(Dollars in thousands)						
Securities available for sale:											
Mortgage-backed securities	$ 1	8.50%	$ 4,256	4.42 %	$ -	- %	$ 8,853	4.97 %	$ 13,110	$ 13,110	4.79%
U.S. Government & agency	3,351	2.99	8,922	2.75	488	4.88	729	4.25	13,490	13,490	2.96
Corporate securities	508	5.60	1,108	4.98	-	-	956	5.10	2,572	2,572	5.15
Investments required by law	-	-	-	-	-	-	1,760	3.73	1,760	1,760	3.73
Equity securities	55	1.83	-	-	-	-	-	-	55	55	1.83
Total	$ 3,915	3.31%	$ 14,286	3.42%	$ 488	4.88%	$12,298	4.76%	$ 30,987	$ 30,987	3.96%

Deposits. Total deposits increased by $48.4 million or 40.5%, to $168.1 million at June 30, 2004 from $119.7 million at June 30, 2003. The Parkville acquisition brought $41.6 million if interest bearing deposits and $3.4 million of non-interest bearing deposits to the Company.

	At June 30,					
	2004		2003		2002	
	Balance	% Total	Balance	% Total	Balance	%Total
			(Dollars in thousands)			
Savings accounts	31,718	18.86%	$25,006	20.90%	$24,693	20.65%
NOW checking	12,440	7.40	7,533	6.30	7,255	6.07
Money market	33,067	19.67	14,129	11.81	14,480	12.11
Certificates of deposit	79,918	47.53	66,108	55.24	67,254	56.23
Subtotal interest-bearing deposits	157,143	93.46	112,776	94.25	113,682	95.06
Noninterest checking	10,989	6.54	6,879	5.75	5,911	4.94
Total deposits	$168,132	100.00%	$ 119,655	100.00%	$119,593	100.00%

The following table sets forth the average balances based on daily balances and interest rates for various types of deposits as of the dates indicated.

	Year Ended June 30,					
	2004		2003		2002	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
			(Dollars in thousands)			
Savings Accounts	$ 26,874	0.56%	$ 24,336	1.01%	$ 23,272	1.68%
NOW checking	8,884	0.32	7,431	0.61	6,847	1.06
Money market	18,701	1.05	14,004	1.52	12,693	2.18
Certificates of deposit	73,626	3.01	65,533	3.61	74,459	4.95
Noninterest-bearing checking	9,497	--	6,606	--	5,045	--
Total	$137,582		$ 117,910		$122,316	

The following table indicates the amount of the Company's certificates of deposit of $100,000 or more by time remaining until maturity as of June 30, 2004. At such date, such deposits represented 6.90% of total deposits and had a weighted average rate of 4.08%.

Maturity Period	Certificates of Deposit (In thousands)
Three months or less	$ 810
Over three through 12 months	3,745
Over 12 months	7,041
Total	$11,596

Borrowings. The Company's borrowings increased by $2.7 million to $22.9 million at June 30, 2004 from $20.2 million at June 30, 2003. During the fiscal year ended June 30, 2004, the Bank borrowed $10.0 million from the Federal Home Loan Bank of Atlanta and used the proceeds to purchase mortgage-backed securities and paid off $9.3 million in borrowings as they matured. The Company also borrowed $2.0 million from the Bankers Bank of Atlanta, GA to assist with the acquisition of Parkville.

The following table sets forth certain information regarding borrowings by the Company at the dates and for the periods indicated.

	2004	2003	2002
Amounts outstanding at end of period:			
FHLB advances	$20,900	$ 20,200	$21,700
Other borrowings	2,000	--	1,000
Purchase accounting discount	--	(26)	(84)
Weighted average rate paid on:			
FHLB advances	4.23%	4.82%	6.22%
Other borrowings	3.36%	--%	4.97%
Maximum amount of borrowings outstanding at any month end:			
FHLB advances	$ 30,200	$ 22,700	$22,100
Other borrowings	2,000	1,000	1,700
Approximate average borrowings outstanding with respect to:			
FHLB advances	$27,985	$ 21,264	$17,385
Other borrowings	497	431	1,369

Comparison of Operating Results for the Years Ended June 30, 2004 and 2003

General. The Company's net income increased by $124,000, or 9.2%, to $1.4 million in the year ended June 30, 2004 compared to $1.3 million in the year ended June 30, 2003. The increase in net income was primarily due to a lower provision for loan losses offsetting higher operating expenses.

Net Interest Income. The Company's net interest income increased by $21,000, or 0.3%, to $6.8 million in the year ended June 30, 2004 from $6.8 million in the year ended June 30, 2003.

The increase in net interest income is primarily attributable to lower deposit interest expense offsetting lower interest income and higher interest expense on borrowed money. Lower rates paid on deposits offset higher average deposit balances. As shown in the rate/volume analysis above, the decrease in deposit rates was responsible for a $967,000 decrease in interest expense. Higher balances contributed to an increase of deposit interest expense of $624,000. This offset the $245,000 decrease in interest income due to lower rates earned on assets offsetting higher balances of earning assets.

The Company's net interest margin decreased to 4.06% for the year ended June 30, 2004 from 4.52% for the year ended June 30, 2003. The decrease in yields on earning assets of 89 basis points was only partially offset by a decrease of 62 basis points in the cost of funds.

Interest Income. The Company's total interest income decreased by $245,000, or 2.3%, to $10.5 million in the year ended June 30, 2004 from $10.7 million in the year ended June 30, 2003. The decrease in the yields earned on interest earning assets reduced interest income by $1.2 million. Higher volumes of interest-earning assets increased interest income by $976,000.

Interest income on loans decreased $312,000 , or 3.3% during fiscal year 2004. Lower rates earned on loans was responsible for decreasing loan interest income by $919,000 and offset the positive $607,000 impact on loan interest income from higher average balances

Interest income on investment securities increased by $102,000 to $396,000 in fiscal year 2004 as compared to $294,000 in fiscal year 2003. The increase was the result of an increase in average balances offsetting a decrease in the average yields.

Interest income on mortgage-backed securities decreased by $14,000, or 1.4%, to $940,000, in fiscal 2004 from $954,000 in the fiscal year ended June 30, 2003. This decrease was the result of lower rates earned on these securities offsetting higher average balances.

Interest income on short-term investments and other interest earning assets decreased $21,000, or 13.0%, to $141,000 in the fiscal year ended June 30, 2004 from $162,000 in the fiscal year ended June 30, 2003. Lower rates earned on these investments offset higher average balances.

Interest Expense. The Company's interest expense decreased by $266,000, or 6.7%, to $3.7 million in fiscal year 2004 from $4.0 million in fiscal 2003. As shown in the rate/volume table above, the decrease in rates paid on deposits and borrowings offset higher average balances outstanding of deposits and borrowings.

Interest expense on deposits decreased $343,000 or 12.0%, to $2.5 million in fiscal year 2004 from $2.9 million in fiscal 2003. The impact of lower rates paid on deposits offset the higher average balances of deposits.

Interest expense on borrowings increased $77,000, or 6.8%, to $1.2 million in the year ended June 30, 2004 from $1.1 million in the year ended June 30, 2003. The impact of higher volumes of borrowings outstanding was only partially offset by the lower average rate on the borrowings.

Provision for Loan Losses. Provisions for loan losses are charged to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses. The method utilized for the determination of the allowance is described in Note 1 of the Consolidated Financial Statements.

The provision for loan losses was $42,000 in fiscal year 2004, a decrease of $489,000, or 92.1%, from the fiscal year 2003 provision of $531,000. Net charge-offs for the year decreased 70% to $245,000, with significant decreases in commercial loan and commercial equipment leases offsetting increases in consumer and real estate charge-offs. The Company's allowance for loan losses as a percentage of total loans outstanding decreased to 0.61% at June 30, 2004 from 1.00% at June 30, 2003. The decrease in this percentage resulted from the increase in loans outstanding primarily due to the purchase of Parkville. As mentioned above, 98% of the loans acquired were first mortgage residential loans that are much less risky than commercial and commercial real estate loans. The Company's allowance for loan losses as a percentage of nonperforming loans was 187.9% at June 30, 2004 as compared to 348.3% at June 30, 2003.

The following table shows the activity in the allowance for loan losses in the periods indicated:

	Year Ended June 30,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Balance at beginning of period	$ 1,139	$ 1,438	$ 1,161	$ 743	$ 631
Assumed in acquisition	--	--	--	183	--
Loans charged off:					
Real estate mortgage	40	--	--	--	--
Commercial loan	16	499	28	--	5
Commercial lease	178	320	129	56	6
Consumer	212	145	200	192	225
Total charge-offs	446	964	357	248	236
Recoveries:					
Real estate mortgage	--	--	12	11	1
Commercial loan	51	37	10	--	--
Commercial lease	95	55	16	2	--
Consumer	55	42	36	37	22
Total recoveries	201	134	74	50	23
Net loans charged off	245	830	283	198	213
Provision for loan losses	42	531	560	433	325
Balance at end of period	$ 936	$ 1,139	$ 1,438	$ 1,161	$ 743
Ratio of net charge-offs to average loans outstanding during the period	0.20%	0.72%	0.23%	0.16%	0.25%
Ratio of allowance to non-performing loans	187.95%	348.32%	206.48%	660.43%	241.92%

The following table allocates the allowance for loan losses by loan category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	As of June 30, 2004		As of June 30, 2003		As of June 30, 2002		As of June 30, 2001		As of June 30, 2000	
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Real estate mortgage:										
Residential	$ 78	49.3%	$ 118	40.8%	$ 123	47.9%	$ 168	57.4%	$ 152	54.3%
Commercial	70	10.4	95	12.2	283	12.4	151	10.3	125	12.9
Construction	65	4.1	163	3.6	55	2.7	55	1.6	29	1.7
Consumer and other	95	9.1	153	12.6	251	11.4	275	11.5	194	13.4
Commercial Business	429	13.8	275	14.7	305	11.4	217	9.9	243	17.7
Commercial Lease	200	13.3	335	16.1	335	14.2	295	9.3	--	--
Total allowance for loan losses	$936	100.0%	$1,139	100.0%	$1,438	100.0%	$1,161	100.0%	$743	100.0%

The following table sets forth information with respect to the Company's nonperforming assets at the dates indicated.

	At June 30,				
	2004	2003	2002	2001	2000
			(In thousands)		
Loans accounted for on a non-accrual basis: (1)					
Real estate:					
Residential	$ --	$ 90	$285	$ --	$279
Commercial	--	--	--	--	--
Construction	--	--	--	--	--
Consumer	12	44	--	--	14
Commercial Loan/Lease	486	193	411	176	10
Total	$498	$327	$696	$176	$303
Accruing loans which are contractually past due 90 days or more	$ --	$ --	$ --	$ --	$ --
Total	$ --	$ --	$ --	$ --	$ --
Total non-performing loans	$498	$327	$696	$176	$303
Percentage of total loans	0.33%	0.29%	0.58%	0.14%	0.33%
Other non-performing assets (2)	$ --	$ 19	$128	$146	$ 72

(1) Non accrual status denotes loans on which, in the opinion of management, the collection of additional interest is unlikely. Payments received on a nonaccrual loan are either applied to the outstanding principal balance or recorded as interest income, depending on management's assessment of the collectability of the loan.

(2) Other nonperforming assets represents property and equipment acquired by the Company through foreclosure or repossession. This property is carried at the lower of its fair market value less estimated selling costs or the principal balance of the related loan, whichever is lower.

At June 30, 2004, consumer non-accrual loans consisted of one residential real estate second mortgage loan with a balance of $12,000. This property has been sold and the proceeds are in the hands of the bankruptcy trustee. The Company expects to be made whole. Non-accrual loans also include two commercial loans totaling $441,000. One of these loans with a balance of $241,000 is 75% guaranteed by the Small Business Administration. The second non-accrual commercial loan is secured by business assets, accounts receivable and a second mortgage on the principal's primary residence. Additionally, there are three commercial lease transactions totaling $45,000 on non-accrual status.

Except as discussed below, the Company had no loans not classified as nonaccrual, 90 days past due or restructured where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and may result in disclosure as nonaccrual, 90 days past due or restructured.

At June 30, 2004, the Company had an additional $146,000 loan to the same borrower whose $200,000 commercial loan is on non-accrual. The loan not reported as non-accrual is current and is being paid as agreed. This loan is 75% guaranteed by the Small Business Administration. The Company is working closely with the borrower and a plan is being worked out to bring the non-accrual loan current. The Company also has a line of credit with a balance of $100,000 to a borrower whose $241,000 loan is listed above as a commercial non-accrual loan. This line of credit is secured with liquid collateral in the Company's possession with a value of approximately $150,000. In the event of liquidation, the excess collateral on this loan will be applied to the un-guaranteed portion of the SBA term loan

Noninterest Income. The Company's noninterest income consists of loan fees and service charges and net gains and losses on sales of investment securities, mortgage-backed securities, loans and repossessed assets. Total noninterest income increased by $11,000 or 1.9% to $579,000 in fiscal year 2004 as compared to $568,000 in fiscal year 2003. Fees and service charges on deposit accounts were flat. Increased other income was partially offset by lower gains on the sale of available for-sale securities. This increase in other income primarily results from earnings on $1.6 million in Bank Owned Life Insurance ("BOLI"), which was purchased in October, 2003.

Noninterest Expense. The Company's total noninterest expense increased by $333,000 or 7.1%, to $5.0 million during fiscal 2004, as compared to $4.7 million in fiscal 2003. Approximately $250,000 of the increase is the additional expenses assumed in the Parkville acquisition. Additional savings in the Parkville operation, primarily in data processing expenses will begin to be recognized in the Company's second quarter. The Company experienced a $253,000, or 9.3% increase in compensation and employee benefits expense during fiscal 2004, a $169,000, or 23.3%, increase in other operating expenses, $24,000, or 20.4% increase in advertising expense a $16,000, or 7.3% increase in data processing expense. These increased expenses were partially offset by lower professional fees. Professional fees were lower than the prior year due to the substantial expenditures in the year ended June 30, 2003 related to problem loan work outs.

Asset/Liability Management

The Company's net income is largely dependent on the Bank's net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits, other liabilities and stockholders' equity.

The Company has established an Asset/Liability Management Committee ("ALCO") that currently is comprised of four non-employee directors, the President, the Senior Vice President and the Chief Financial Officer. This Committee meets on a monthly basis and reviews the maturities of the Company's assets and liabilities and establishes policies and strategies designed to regulate the Company's flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing the Company's assets and liabilities is to maintain an acceptable net interest margin while reducing the net effects of changes in interest rates.

Management's principal strategy in managing the Company's interest rate risk has been to maintain short and intermediate-term assets in portfolio, including locally originated adjustable-rate commercial real estate and commercial business loans. In addition, the Company has available for sale investment and mortgage-backed securities, carried at fair value, totaling $29.2 million as of June 30, 2004. The Company is holding these investment securities as available for sale because it may sell these securities prior to maturity should it need to do so for liquidity or asset and liability management purposes.

The Company's Board of Directors is responsible for reviewing the Company's asset and liability management policies. The Asset/Liability Management Committee reports to the Board monthly on interest rate risk and trends, as well as liquidity and capital ratios and requirements. The Company's management is responsible for administering the policies of the Board of Directors with respect to the Company's asset and liability goals and strategies.

The Bank's interest rate sensitivity, as measured by the repricing of its interest sensitive assets and liabilities at June 30, 2004, is presented in the following table. The table was derived using assumptions which management believes to be reasonable.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 2004 that are expected to mature or reprice in each of the time periods shown.

	Three Months or Less	Over Three Months Through One Year	Over One Through Five Years	Over Five Through Ten Years	Over Ten Through Twenty Years	Over Twenty Years	Total
			(Dollars in thousands)				
Rate sensitive assets:							
Loans receivable	$33,313	$39,475	$61,763	$15,369	$ 7,535	$1,481	$158,936
Mortgage-backed securities	677	1,727	5,966	3,276	1,393	71	13,110
Investment securities	53	4,796	10,774	494	--	--	16,117
Short-term investments and other interest-earning assets	13,714	294	633	--	--	--	14,641
Total	47,757	46,292	79,136	19,139	8,928	1,552	202,804
Rate sensitive liabilities:							
Deposits	24,982	41,973	74,221	13,641	1,911	415	157,143
Borrowings	3,500	3,000	11,300	5,100	--	--	22,900
Total	28,482	44,973	85,521	18,741	1,911	415	180,043
Interest sensitivity gap	$19,275	$ 1,319	$ (6,385)	$ 398	$ 7,017	$ 1,137	
Cumulative interest sensitivity gap	$19,275	$20,594	$ 14,209	14,607	$ 21,624	$ 22,761	
Ratio of cumulative gap to total assets	9.50%	10.15%	7.01%	7.20%	10.66%	11.22%	

The interest rate-sensitivity of the Company's assets and liabilities illustrated in the table above could vary substantially if different assumptions were used or actual experience differs from the assumptions used. If passbook and NOW accounts were assumed to mature in one year or less, the Company's one-year positive gap would be negative.

Certain shortcomings are inherent in the method of analysis presented in the above table. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

The Company utilizes two additional measures of risk. These are quantitative measures of the percentage change in net interest income and equity capital resulting from a hypothetical change of plus or minus 200 basis points in market interest rates for maturities from one day to thirty years. As of June 30, 2004, the Bank had the following estimated sensitivity profile for net interest income and fair value of equity:

	+ 200 basis points	-100 basis points	Policy Limit
% Change in Net Interest Income	10.8%	-3.4%	±10.0%
% Change in Fair Value of Equity	-26.8%	4.9 %	±25.0 %

The forecasted change in fair value in equity and the forecasted change in net interest income under an immediate and permanent +200 basis point increase in interest rates are both slightly outside of policy limits. This is a result of the April 2004 purchase of Parkville. The Company is working to reduce this interest rate risk.

Liquidity and Capital Resources

An important component of the Company's asset/liability structure is the level of liquidity available to meet the needs of customers and creditors. The Company's Asset/Liability Management Committee has established general guidelines for the maintenance of prudent levels of liquidity. The Committee continually monitors the amount and source of available liquidity, the time to acquire it and its cost.

The Company's most liquid assets are cash on hand, interest-bearing deposits and Federal funds sold, which are short-term, highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash. The levels of these assets are dependent on the Company's operating, financing and investing activities during any given period. At June 30, 2004, the Company's cash on hand, interest-bearing deposits and Federal funds sold totaled $19.1 million.

The Company anticipates that it will have sufficient funds available to meet its current loan origination, and unused lines-of-credit commitments of approximately $3.3 million and $7.1 million, respectively. Certificates of deposit that are scheduled to mature in less than one year at June 30, 2004 totaled $43.0 million. Historically, a high percentage of maturing deposits have remained with the Company.

The Company's primary sources of funds are deposits, borrowings and proceeds from maturing investment securities and mortgage-backed securities and principal and interest payments on loans. While maturities and scheduled amortization of mortgage-backed securities and loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and other factors.

The Company, as the holding company for the Bank, has an annual cash requirement of approximately $559,000 for the payment of common stock and preferred stock dividends and debt service on a loan. The only source of funds for the holding company is dividends from the Bank. The amount of dividends that can be paid to the Company from the Bank is limited by the earnings of the Bank.

At June 30, 2004, the Company exceeded all regulatory minimum capital requirements. The table below presents certain information relating to the Company's regulatory compliance at June 30, 2004.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Capital (to Risk Weighted Assets)..........	$13,761	10.91 %	$ 10,091	8.00%	N/A	
Tier 1 Capital (to Risk Weighted Assets)	12,825	10.17%	5,056	4.00%	N/A	
Tier 1 Capital (to Average Assets)..................	12,825	6.13%	8,369	4.00%	N/A	

At June 30, 2004, the Bank exceeded all regulatory minimum capital requirements. The table below presents certain information relating to the Company's regulatory compliance at June 30, 2004.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Capital (to Risk Weighted Assets)..........	$15,138	12.08 %	$10,026	8.00%	$ 12,533	10.00%
Tier 1 Capital (to Risk Weighted Assets)	14,202	11.33%	5,013	4.00%	7,520	6.00%
Tier 1 Capital (to Average Assets)..................	14,202	6.82%	8,325	4.00%	10,407	5.00%

Contingencies and Off-Balance Sheet Items

The Company is party to financial instruments with off-balance sheet risk including commitments to extend credit under both new facilities and under existing lines of credit. Commitments to fund loans typically expire after 60 days, commercial lines of credit are subject to annual reviews and home equity lines of credit are generally for a term of 20 years. These instruments contain, to varying degrees, credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

Off-balance sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows:

	June 30, 2004	June 30, 2003
	(In thousands)	
Commitments to originate new loans............................	$3,354	$1,566
Undisbursed lines of credit..	7,061	4,720
Financial standby letters of credit................................	964	958

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented in this Annual Report have been prepared in accordance with accounting principles generally accepted in The United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Contractual Obligations

The following table sets forth the company's contractual obligations as of June 30, 2004

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years
			(In thousands)	
Time Deposits………………………….	$42, 995	$21,704	$9,212	$6,007
Long-term borrowings………………	4,500	5,600	5,700	7,100
Lease obligations ………………………………	58	36	36	-
Total Contractual Cash Obligations………..	$47,553	$27,340	$14,948	$13,107

Beard Miller Company LLP
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Patapsco Bancorp, Inc.
Dundalk, Maryland

We have audited the consolidated statements of financial condition of Patapsco Bancorp, Inc. and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patapsco Bancorp, Inc. and subsidiaries as of June 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Baltimore, Maryland
August 26, 2004

PATAPSCO BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition

June 30, 2004 and 2003

(dollars in thousands except for per share data)	2004	2003
Assets		
Cash:		
On hand and due from banks	$ 6,253	$ 2,193
Interest bearing deposits	8,426	5,489
Federal funds sold	4,455	6,525
Investment securities available for sale	16,117	4,542
Mortgage-backed securities available for sale	13,110	19,843
Loans receivable, net	151,413	113,252
Investment required by law, at cost	1,760	1,318
Property and equipment, net	1,615	998
Goodwill and other intangible assets	3,457	1,870
Accrued interest and other assets	4,010	1,775
	$ 210,616	$ 157,805
Liabilities and Stockholders' Equity		
Liabilities:		
Noninterest bearing deposits	$ 10,989	$ 6,879
Interest bearing deposits	157,143	112,776
Accrued expenses and other liabilities	3,204	2,071
Long-Term Debt	22,900	20,174
Total liabilities	194,236	141,900
Temporary equity - ESOP shares subject to put option	1,404	777
Stockholders' equity		
Preferred stock-Series A Noncumulative Convertible Perpetual $0.01 par value; authorized 1,000,000 shares with a liquidation preference of $25 per share; 98,090 and 99,734 shares outstanding at June 30, 2004 and June 30, 2003, respectively	1	1
Additional paid-in-capital	2,454	2,495
Common stock $0.01 par value; authorized 4,000,000 shares; issued and outstanding 1,386,615 shares at June 30, 2004 and 412,634 shares at June 30, 2003	14	4
Additional paid-in capital	4,098	3,082
Employee Stock Option Plan (ESOP)	-	(56)
Deferred compensation - Rabbi Trust	(78)	(78)
Obligation under Rabbi Trust	250	250
Retained earnings, substantially restricted	8,592	9,070
Accumulated other comprehensive income (loss), net of taxes	(355)	360
Total stockholders' Equity - Permanent	14,976	15,128
Total Stockholders' Equity - including Temporary Equity	16,380	15,905
	$210,616	$157,805

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
Years Ended June 30, 2004 and 2003

(in thousands except for per share data)	2004	2003
Interest income:		
Loans receivable	$ 9,042	$ 9,354
Mortgage-backed securities	940	954
Investment securities	396	294
Federal funds sold and other investments	141	162
Total interest income	10,519	10,764
Interest expense:		
Deposits	2,524	2,867
Interest on long term debt	1,202	1,125
Total interest expense	3,726	3,992
Net interest income	6,793	6,772
Provision for losses on loans	42	531
Net interest income after provision for losses on loans	6,751	6,241
Noninterest income:		
Fees and service charges	384	384
Net loss on sales of foreclosed real estate	-	(3)
Gain on sale of investment and mortgage-backed securities	99	138
Gain on sale of loans held-for-sale	13	14
Other	83	35
Total noninterest income	579	568
Noninterest expenses:		
Compensation and employee benefits	2,971	2,718
Insurance	83	71
Professional fees	245	406
Equipment expenses	196	201
Net occupancy costs	233	221
Advertising	141	117
Data processing	234	218
Amortization of Core Deposit Intangible	14	-
Other	892	724
Total noninterest expenses	5,009	4,676
Income before income taxes	2,321	2,133
Income tax provision	852	788
Net income	$ 1,469	$ 1,345
Net income per share of common stock		
Basic	$ 0.92	$ 0.84
Diluted	$ 0.77	$ 0.72

See accompanying notes to consolidated financial statements.

PATAPSCO BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
Years Ended June 30, 2004 and 2003

(dollars in thousands except for per share data)

	Preferred Stock	Additional Paid-In Capital Preferred	Common Stock	Additional Paid-In Capital	ESOP	Temp. Equity ESOP Shares Subject to Put	Rabbi Trust	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Taxes	Total Stockholders' Equity
Balance at July 1, 2002	$ 1	$ 2,506	$ 4	$ 2,020	$ (120)	$ 672	$ 172	$ 9,207	$ 139	$ 14,601
Comprehensive income:				-						
Net income	-	-	-	-	-	-	-	1,345	-	1,345
Adjustment to unrealized net holding gains on available-for-sale portfolios, net of taxes of $176	-	-	-	-	-	-	-	-	308	308
Reclassification adjustments for gains included in net income, net of taxes of $51	-	-	-	-	-	-	-	-	(87)	(87)
Comprehensive income										1,566
Compensation under stock-based benefit plans	-	-	-	69	64	-	-	-	-	133
Preferred stock dividends ($1.875 per share)	-	-	-	-	-	-	-	(186)	-	(186)
Cash dividends declared ($.56 per share)	-	-	-	-	-	-	-	(225)	-	(225)
10% Common Stock Dividend		-	-	1,071	-	-	-	(1,071)	-	-
Options exercised	-	-	-	16	-	-	-	-	-	16
Transfer to temporary equity	-	-	-	(105)	-	105	-	-	-	-
Conversion of Preferred to Common	-	(11)	-	11	-	-	-	-	-	-
Balance at June 30, 2003	1	2,495	4	3,082	(56)	777	172	9,070	360	15,905
Comprehensive income:										
Net income	-	-	-	-	-	-	-	1,469	-	1,469
Adjustment to unrealized net holding gains available-for-sale portfolios, net of taxes of $412	-	-	-	-	-	-	-	-	(654)	(654)
Reclassification adjustments for gains included in net income, net of taxes of $38	-	-		-	-	-	-	-	(61)	(61)
Comprehensive income										754
Compensation under stock-based benefit plans	-	-	-	-	56	-	-	-	-	56
Preferred stock dividends ($1.875 per share)	-	-	-	-	-	-	-	(184)	-	(184)
Cash dividends declared ($0.62 per share)	-	-	-	-	-	-	-	(285)	-	(285)
10% Common Stock Dividend	-	-	1	1,468	-	-	-	(1,469)	-	-
Declare 3 for 1 stock split in the form of a 200% stock dividend	-	-	9	-	-	-	-	(9)	-	-
Options exercised and related tax benefit	-	-	-	134	-	-	-	-	-	134
Transfer to temporary equity	-	-	-	(627)	-	627	-	-	-	-
Conversion of Preferred to Common	-	(41)	-	41	-		-	-	-	-
Balance at June 30, 2004	1	2,454	14	4,098	-	1,404	172	8,592	(355)	16,380

See accompanying notes to consolidated financial statements.

PATAPSCO BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

Years ended June 30, 2004 and 2003

(in thousands)	2004	2003
Cash flows from operating activities:		
Net income	$ 1,469	$ 1,345
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	199	183
Provision for losses on loans	42	531
Non-cash compensation under stock-based benefit plans	56	133
Income tax benefit from exercise of stock options	45	-
Amortization of core deposit intangible	14	-
Amortization of premiums and discounts, net	90	(75)
Income from bank-owned life insurance	(46)	-
Deferred loan origination fees, net of costs	(246)	170
Proceeds from sale of loans-held-for-sale	1,558	1,439
Origination of loans held for sale	(1,545)	(1,425)
Gain on sale of investment and mortgage backed securities	(99)	(138)
Gain on sale of loans held-for-sale	(13)	(14)
Loss on sale of foreclosed real estate	--	3
(Increase)decrease in accrued interest and other assets	541	(55)
Increase in accrued expenses and other liabilities	678	378
Net cash provided by operating activities	$ 2,743	$ 2,475
Cash flows from investing activities:		
Net cash received in acquisition of Parkville	3,974	--
Purchase of investment securities	(9,009)	(2,718)
Proceeds from sale/redemption of investment securities	1,250	3,322
Purchase of mortgage-backed-securities	(10,200)	(12,362)
Proceeds from sale of mortgage-backed securities	6,972	--
Principal repayments on mortgage-backed securities	9,038	6,539
Proceeds from maturing time deposit investments	195	--
Loan principal disbursements, net of repayments	(6,237)	4,557
Proceeds from sale of foreclosed real estate	--	125
Purchase of Bank owned life insurance	(1,600)	--
(Increase) decrease in investment required by law	(107)	585
Purchases of property and equipment	(422)	(125)
Net cash used in investing activities	$ (6,146)	$ (77)

(Continued)

See accompanying notes to consolidated financial statements.

PATAPSCO BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows, Continued

Years ended June 30, 2004 and 2003

(in thousands)	2004	2003
Cash flows from financing activities:		
Net increase in deposits	$ 4,894	$ 81
Net increase (decrease) by borrowers for taxes and insurance	609	(234)
Stock options exercised	89	16
Proceeds from long-term borrowings	12,000	3,000
Repayments of long-term borrowings	(9,300)	(5,500)
Dividends paid	(469)	(411)
Net cash (used in) provided by financing activities	7,823	(3,048)
Net increase (decrease) in cash and cash equivalents	4,420	(650)
Cash and cash equivalents at beginning of year	13,724	14,374
Cash and cash equivalents at end of year	$ 18,144	$ 13,724

	2004	2003
The Following is a Summary of Cash and Cash Equivalents:		
Cash on hand and due from banks	$ 6,253	$ 2,193
Interest bearing deposits in other banks	8,426	5,489
Federal funds sold	4,455	6,525
	$ 19,134	$ 14,207
Less - Certificates of deposit maturing in 90 days or more included in interest bearing deposits in other banks	(990)	(483)
Cash and cash equivalents reflected on the Statement of Cash Flows	$ 18,144	$ 13,724

Supplemental cash flow information:

	2004	2003
Interest paid	$ 3,501	$ 4,020
Income taxes paid	320	760

The Patapsco Bank purchased all of the common stock of Parkville Federal Savings Bank for $4.2 million. In conjunction with the acquisition, the assets acquired and liabilities assumed were as follows:

	2004	2003
Fair Value of Assets acquired	$ 49,208	$ --
Fair Value of liabilities assumed	(46,101)	--
Cash paid for Parkville Federal Savings Bank stock	(4,192)	--
Cash paid & liabilities assumed in excess of assets acquired	$ (1,085)	$ --

See accompanying notes to consolidated financial statements.

(1) Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

Patapsco Bancorp, Inc. (the Company) is the holding company of The Patapsco Bank (Patapsco). Patapsco owns 100% of Prime Business Leasing, Inc. (Prime Leasing) and Patapsco Financial Services, Inc. (Financial). The primary business of Patapsco is to attract deposits from individual and corporate customers and to originate residential and commercial mortgage loans, commercial loans and consumer loans, primarily in the Greater Baltimore Metropolitan area. Patapsco is subject to competition from other financial and mortgage institutions in attracting and retaining deposits and in making loans. Patapsco is subject to the regulations of certain agencies of the federal government and undergoes periodic examination by those agencies. The primary business of Prime Leasing is the origination and servicing of commercial leases. The primary business of Financial is the sale of consumer investment products.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Patapsco, Prime Leasing and Financial. All significant intercompany accounts and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and income and expenses for the periods then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with this determination, management obtains independent appraisals for significant properties and prepares fair value analyses as appropriate.

Management believes that the allowance for loan losses is adequate. While management uses and considers available information in making the required estimates, additional provisions for losses may be necessary based on changes in economic conditions, particularly in Baltimore and the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Patapsco's allowance for loan losses. Such agencies may require Patapsco to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Cash and Cash Equivalents

Cash equivalents include cash, federal funds sold and interest bearing deposits in other banks with an original maturity of 90 days or less. Cash and cash equivalents are carried at cost, which approximates fair value.

Investment and Mortgage-Backed Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Debt and equity securities not classified as held-to-maturity and equity securities with readily determinable fair values are classified as trading securities if bought and held principally for the purpose of selling them in the near term. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Investments not classified as held-to-maturity or trading are considered available-for-sale and are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effects. All of the Company's investments are classified as available-for -sale.

If a decline in value of an individual security classified as held-to-maturity or available-for-sale is judged to be other than temporary, the cost basis of that security is reduced to its fair value and the amount of the write-down is included in earnings. Fair value is determined based on bid prices published in financial newspapers or bid quotations received from securities dealers. For purposes of computing realized gains or losses on the sales of investments, cost is determined using the specific identification method. Premiums and discounts on investment and mortgage-backed securities are amortized over the term of the security using the interest method.

Loans Held For Sale

Loans held for sale are carried at the lower of aggregate cost or fair value. Fair value is determined based on outstanding investor commitments or, in the absence of such commitments, based on current investor yield requirements. Gains and losses on loan sales are determined using the specific identification method.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances. Interest income is accrued on the unpaid principal balance.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Loan Fees

Loan origination fees are deferred and amortized to income over the contractual lives of the related loans using the interest method. Certain incremental direct loan origination costs are deferred and recognized over the contractual lives of the related loans using the interest method as a reduction of the loan yield. Deferred fees and costs are combined where applicable and the net amount is amortized.

Allowance for Loan Losses

The allowance for loan losses ("allowance") represents an amount, that in the judgment of management, will be adequate to absorb probable losses on outstanding loans and leases that may become uncollectible. The allowance represents an estimate made based upon two principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No.5 "Accounting for Contingencies", that requires losses to be accrued when their occurrence is probable and estimable, and (2) SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", that requires losses be accrued when it is probable that the lender will not collect all principal and interest due under the original term of the loan. The adequacy of the allowance is determined through careful evaluation of the loan portfolio. This determination is inherently subjective and requires significant estimates, including estimated losses on pools of homogeneous loans based on historical loss experience and consideration of the current economic environment that may be subject to change. Loans and leases deemed uncollectible are charged against the allowance and recoveries of previously charged-off amounts are credited to it. The level of the allowance is adjusted through the provision for loan losses that is recorded as a current period expense.

The methodology for assessing the appropriateness of the allowance includes a specific allowance, a formula allowance and a nonspecific allowance. The specific allowance is for risk rated credits on an individual basis. The formula allowance reflects historical losses by credit category. The nonspecific allowance captures losses whose impact on the portfolio have occurred but have yet to be recognized in either the specific allowance or the formula allowance. The factors used in determining the nonspecific allowance include trends in delinquencies, trends in volumes and terms of loans, the size of loans relative to the allowance, concentration of credits, the quality of the risk identification system and credit administration and local and national economic trends.

In accordance with the provisions of Statement of Financial Accounting Standards No. 114, Accounting for Creditors for Impairment of a Loan, as amended by Statement 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures (collectively referred to as "Statement 114"), Patapsco determines and recognizes impairment of certain loans. A loan is determined to be impaired when, based on current information and events, it is probable that Patapsco will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if Patapsco expects to collect all amounts due, including past-due interest. Patapsco generally considers a period of delay in payment to include delinquency up to and including 90 days. Statement 114 requires that impaired loans be measured at the present value of its expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Statement 114 is generally applicable for all loans except large groups or smaller-balance homogeneous loans that are evaluated collectively for impairment, including residential first and second mortgage loans and consumer installment loans. Impaired loans are therefore generally comprised of commercial mortgage, real estate development, and certain restructured residential loans. In addition, impaired loans are generally loans which management has placed in nonaccrual status since loans are placed in nonaccrual status on the earlier of the date that management determines that the collection of principal and/or interest is in doubt or the date that principal or interest is 90 days or more past-due.

Patapsco recognized interest income for impaired loans consistent with its method for nonaccrual loans. Specifically, interest payments received are recognized as interest income or, if the ultimate collectibility of principal is in doubt, are applied to principal.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation computed by use of straight-line and accelerated methods over the estimated useful lives of the related assets. Additions and betterments are capitalized and costs of repairs and maintenance are expensed when incurred. The related costs and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

Foreclosed Real Estate and Other Repossessed Assets

Foreclosure real estate (FRE) and other repossessed assets are initially recorded at the estimated fair value, net of estimated selling costs, and subsequently at the lower of book value or fair value less estimated costs to sell. Costs relating to holding such property are charged against income in the current period, while costs relating to improving such real estate are capitalized until a salable condition is reached. The Company did not have FRE as of June 30, 2004 and 2003. Other repossessed assets, which are included in other assets totaled $0 and $19,000 at June 30, 2004 and 2003, respectively.

Income Taxes

Deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence, including tax planning strategies and other factors.

The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

Net Income per Share of Common Stock

Basic per share amounts are based on the weighted average shares of common stock outstanding. Diluted earnings per share assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. No adjustments were made to net income (numerator) for all periods presented. Shares outstanding and per share numbers have been restated to reflect the 10% common stock dividends issued in December of 2003 and 2002 as well as the 3 for 1 stock split in the form of a 200% stock dividend declared on June 16, 2004.

(in thousands, except per share data)	Year ended			
	June 30, 2004		June 30, 2003	
	Basic	Diluted	Basic	Diluted
Net income	$ 1,469	$ 1,469	$ 1,345	$ 1,345
Preferred Stock Dividends	$ 184	-	186	-
Net Income Available to Common Stock	$ 1,285	$ 1,469	$ 1,157	$ 1,345
Weighted average shares outstanding	1,401	1,401	1,378	1,378
Diluted securities:				
Preferred Stock	N/A	393	N/A	399
Options	N/A	108	N/A	84
Adjusted weighted average shares	1,401	1,902	1,378	1,861
Per share amount	$0.92	$0.77	$0.84	$0.72

Stock-Based Compensation

Statement 123 allows companies to account for stock-based compensation either under the new provisions of Statement 123 or under the provisions of Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of Statement 123 had been adopted. The Company has continued to account for its stock-based compensation in accordance with APB 25.

Statement 123, "Accounting for Stock-Based Compensation", requires the Company to make certain disclosures as if the fair value method of accounting had been applied to the Company's stock option grants made subsequent to 1994. Accordingly, no stock option based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of Statement 123.

	Year Ended June 30,	
	2004	2003
Net Income as reported	$ 1,469	$ 1,345
Amounts recognized as expense in financial statements	56	133
Deduct: Total stock option based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(83)	(168)
Proforma Net Income	$ 1,442	$1,310
Earnings per share:		
Basic – as reported	$0.92	$0.84
Basic – pro forma	$0.90	$ 0.82
Diluted – as reported	$0.77	$0.72
Diluted – pro forma	$0.76	$0.71

The Company granted no options in the years ended June 30, 2004 or June 30, 2003.

Employee Stock Ownership Plan

Patapsco recognizes the cost of the Employee Stock Ownership Plan (ESOP) in accordance with AICPA Statement of Position No. 93-6 "Employers' Accounting for Employee Stock Ownership Plans". As shares are released from collateral, Patapsco reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings per share computations. Dividends on allocated shares are recorded as a reduction of retained earnings; dividends on unallocated shares are recorded as a reduction of debt.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the statement of financial condition, such items, along with net income are components of comprehensive income.

Goodwill and Intangible Assets

Effective July 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 revised the accounting for purchased intangible assets and, in general, requires that goodwill no longer be amortized, but rather that it be tested for impairment on an annual basis at the reporting unit level, which is either at the same level or one level below an operating segment. Other acquired intangible assets with finite lives, such as purchased customer accounts, are required to be amortized over their estimated lives. Prior to July 1, 2002, substantially all of the Company's goodwill was amortized using the straight-line method over 15 years. Other intangible assets are amortized using the straight-line method over estimated useful lives of 10 years. The Company periodically assesses whether events or changes in circumstances indicate that the carrying amounts of goodwill and other intangible assets may be impaired.

In accordance with the provisions of SFAS No. 142, the Company continues to amortize other intangible assets over the estimated remaining life of each respective asset. Amortizable intangible assets were composed of the following:

	June 30, 2004	
	Gross Carrying Amount	Accumulated Amortization
	(Dollars in Thousands)	
Amortizable intangible assets, acquisition of deposit accounts	$516	$14
Aggregate amortization expense:		
For the year ended June 30, 2004	$14	
Estimated amortization expense:		
For the year ending June 30, 2005	$52	
For the year ending June 30, 2006	52	
For the year ending June 30, 2007	52	
For the year ending June 30, 2008	52	
For the year ending June 30, 2009	52	

The changes in the carrying amount of goodwill for the year ended June 30, 2004 are as follows (in thousands):

Balance as of July 1, 2003	$1,870
Goodwill acquired during the year	1,085
Balance as of June 30, 2004	$2,955

Advertising Costs

The Company expenses advertising costs as they are incurred.

Segment Reporting

The Company acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine networks, the Bank offers a full array of commercial and retail financial services, including taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of other financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, trust and mortgage banking operations of the Bank. As such, discrete financial information is not available and segment reporting would not be meaningful.

Acquisition

On April 1, 2004, The Patapsco Bank acquired Parkville Federal Savings Bank (Parkville), a federally chartered savings bank. Holders of outstanding shares of Parkville received $62.51 per share in cash for each common share owned. Total consideration paid was $4.2 million.

The combination was accounted for under the purchase method of accounting, and accordingly, the net assets were recorded at their estimated fair values at the date of acquisition, April 1, 2004. The Company recorded premiums of $674,000 on assets and $364,000 on liabilities and discounts of $144,000 on assets and $0 on liabilities. Fair value adjustments on the assets and liabilities purchased are being amortized over the estimated lives of the related assets and liabilities. The net effect of the amortization and accretion of premiums and discounts on net income before taxes for fiscal 2004 was $20,000. A core deposit intangible of $516,000 was recognized and is being amortized over ten years. The excess of the purchase price over the estimated fair value of the underlying net assets of $1.1 million was allocated to goodwill.

The following unaudited pro forma condensed consolidated financial information reflects the results of operations of the Company for the years ended June 30, 2004 and 2003 as if the transaction had occurred at the beginning of each period presented. These pro forma results are not necessarily indicative of what the Company's results of operations would have been had the acquisition actually taken place at the beginning of each period presented.

	Year ended	
(in thousands, except per share data)	**June 30, 2004**	**June 30, 2003**
Net interest income	$7,930	$8,332
Net income	1,609	1,590
Diluted net income per share	$0.85	$0.85

Guárantees

The Company does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit. Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Generally, all letters of credit, when issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as those that are involved in extending loan facilities to customers. The Company, generally, holds collateral and/or personal guarantees supporting these commitments. The Company had $964,000 of standby letters of credit as of June 30, 2004. Management believes that the proceeds obtained through a liquidation of collateral and the enforcement of guarantees would be sufficient to cover the potential amount of future payment required under the corresponding guarantees. The current amount of the liability as of June 30, 2004 for guarantees under standby letters of credit issued is not material.

(2) Investment Securities Available for Sale

Investment securities, classified as available for sale, are summarized as follows as of June 30:

(In thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair value
			2004	
Equity securities	$ 55	$ -	$ -	$ 55
Corporate Bonds	2,600	28	56	2,572
U.S. Government and Agency	13,647	3	160	13,490
	$ 16,302	$ 31	$ 216	$ 16,117
			2003	
Equity securities	$ 48	$ -	$ 7	$ 41
Corporate Bonds	2,600	26	3	2,623
U.S. Government and Agency	1,854	23	-	1,878
	$ 4,502	$ 49	$ 10	$ 4,542

The equity investments have no stated maturity. The scheduled maturities of other investments available for sale at June 30, 2004 are as follows:

(In thousands)	2004 Amortized Cost	2004 Fair Value
Due in one to five years	$13,497	$13,392
Due after five through ten years	1,000	984
Due after ten years	1,750	1,686
	$ 16,247	$16,062

There were no sales of corporate, government, agency or equity securities in fiscal 2004.

In fiscal year 2003, the Company received proceeds of $2,321,000 from the sale of corporate, government and agency and equity securities resulting in gross gains of $138,000.

(3) Mortgage-Backed Securities Available for Sale

Mortgage-backed securities, classified as available for sale, are summarized as follows as of June 30:

(In thousands)	2004			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Government National Mortgage Association (GNMA)	$ 392	$ 19	$ -	$ 411
Federal National Mortgage Association (FNMA)	12,118	41	425	11,734
Federal Home Loan Mortgage Corporation (FHLMC)	992	-	27	965
	$ 13,502	$ 60	$ 452	$ 13,110

(In thousands)	2003			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Government National Mortgage Association (GNMA)	$ 1,846	$ 111	$ -	$ 1,957
Federal National Mortgage Association (FNMA)	9,355	243	5	9,593
Federal Home Loan Mortgage Corporation (FHLMC)	8,095	198	-	8,293
	$ 19,296	$ 552	$ 5	$ 19,843

In fiscal year 2004, the Company received proceeds of $6,972,000 from the sale of mortgage-backed securities resulting in gains of $110,000 and losses of $11,000.

There were no sales of mortgage-backed securities in fiscal year 2003.

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2004.

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)			
U.S. Government agencies	$11,890	$160	$ --	$ --	$11,890	$160
Corporate Securities	1,444	56	--	--	1,444	56
Mortgage-backed securities	10,229	452	--	--	10,229	452
Equity securities	--	--	--	--	--	--
Total Temporarily Impaired Securities	$23,563	$668	$ --	$ --	$23,563	$668

At June 30, 2004, the Company had 21 securities in an unrealized loss position. Unrealized losses detailed above relate primarily to U.S. Government agency debt and mortgage-backed securities. The decline in fair value is due only to interest rate fluctuations. The Company has the intent and ability to hold such investments until maturity or market price recovery. None of the individual unrealized losses are significant.

(4) Loans Receivable

Loans receivable are summarized as follows as of June 30:

(In thousands)	2004	2003
Real estate secured by first mortgage:		
Residential	$ 78,303	$ 48,664
Commercial	16,545	14,622
Construction, net of loans in process	6,510	4,266
Total Real Estate	101,358	67,552
Home improvement loans	8,063	9,161
Home equity loans	4,040	3,709
Other Consumer loans	2,374	2,194
Commercial loans	21,919	17,564
Commercial Leases	21,182	19,225
	158,936	119,405
Less:		
Deferred loan origination fees, net of costs	94	96
Unearned interest consumer loans	465	408
Unearned interest commercial leases	6,473	4,356
Purchase accounting (premium) discount, net	(455)	154
Allowance for loan losses	936	1,139
Loans receivable, net	$151,413	$113,252

A substantial portion of the Company's loans receivable are mortgage loans secured by residential real estate properties. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. On first mortgage loans, the Company does not lend more than 95% of the appraised value of an owner occupied residential property and in instances where the Company lends more than 80% of the appraised value, private mortgage insurance is required. For investor loans on residential property (not owner occupied) the Company generally does not lend more than 75% of the appraised value. Lease financing receivables represent finance leases with no residuals on equipment used in the operation of the customer's business. Terms are typically from 3 to 5 years.

The Company's residential lending operations are focused in the State of Maryland, primarily the Baltimore Metropolitan area. While residential lending is generally considered to involve less risk than other forms of lending, payment experience on these loans is dependent to some extent on economic and market conditions in the Company's primary lending area.

The purchase accounting premium/discount results from the November 2000 acquisition of Northfield Bancorp and its subsidiary, Northfield Federal Savings Bank and the April 2004 acquisition of Parkville Federal Savings Bank. The purchase premium/discount was determined by comparing the fair values of the loans purchased to their carrying values on the books of the acquired entity, before consideration of uncollectibility. Fair values were determined through the use of a discounted cash-flow analysis. The premium/discount is being amortized against interest income using the level-yield method.

Impairment of loans having recorded investments of $486,000 and $193,000 at June 30, 2004 and 2003 respectively has been recognized in conformity with SFAS No. 114. The average recorded investment in impaired loans during 2004 and 2003 respectively was $367,000 and $960,000. There was an allowance for losses related to those loans of $319,000 and $261,000 at June 30, 2004 and 2003, respectively. The amount of interest that would have been recorded on non-accrual loans at June 30, 2004 and 2003, respectively had the loans performed in accordance with their terms was approximately $46,000 and $119,000, respectively. The actual interest income recorded on these loans during 2004 and 2003 was $47,000 and $56,000, respectively. The Company is not obligated to lend any additional monies to the aforementioned impaired and non-accrual loans. All impaired loans were on non-accrual status.

Loans on which the accrual of interest has been discontinued amounted to $498,000 and $327,000 at June 30, 2004 and 2003, respectively. The company had no loan balances past due 90 days or more accruing interest.

The activity in the allowance for loan losses is summarized as follows for the years ended June 30:

(In thousands)	2004	2003
Balance at beginning of year	$ 1,139	$ 1,438
Provision for losses on loans	42	531
Charge-offs	(446)	(964)
Recoveries	201	134
Balance at end of year	$ 936	$ 1,139

Commitments to extend credit are agreements to lend to customers, provided that terms and conditions of the commitment are met. Commitments are generally funded from loan principal repayments, excess liquidity and savings deposits. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Substantially all of the Company's outstanding commitments at June 30, 2004 and 2003 are for loans, which would be secured by various forms of collateral with values in excess of the commitment amounts. The Company's exposure to credit loss under these contracts in the event of non-performance by the other parties, assuming that the collateral proves to be of no value, is represented by the commitment amounts.

Outstanding commitments to extend credit are as follows:

	2004	
(In thousands)	Fixed rate	Floating rate
Commercial business and lease loans	$ 1,296	$ 2,009
Home Equity Loans		49
Undisbursed lines of credit	-	7,061
	2003	
Commercial business and lease loans	$ 1,216	$ 350
Home Equity Loans	-	-
Undisbursed lines of credit	-	4,720

Standby letters of credit are conditional commitments issued by Patapsco to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Patapsco holds collateral supporting those commitments for which collateral is deemed necessary.

As of June 30, 2004 and June 30, 2003, Patapsco had outstanding letters of credit of $964,000 and $958,000, respectively.

As of June 30, 2004 and 2003, Patapsco was servicing loans for the benefit of others, approximately $5,672,000 and $3,222,000, respectively. These balances represent commercial and commercial real estate participations sold.

(5) Property and Equipment

Property and equipment are summarized as follows at June 30:

(In thousands)	2004	2003	Estimated Useful lives
Land	$ 249	$ 173	-
Building and improvements	1,403	1,129	40 years
Leasehold improvements	146	117	3 - 10 years
Furniture, fixtures and equipment	2,145	1,745	3 - 10 years
Total, at cost	3,943	3,164	
Less accumulated depreciation	2,328	2,166	
Property and equipment, net	$ 1,615	$ 998	

Rent expense was $63,000 and $60,000 in the years ended June 30, 2004 and June 30, 2003, respectively.

At June 30, 2004, the minimal rental commitments under noncancellable operating leases are as follows:

Year ended June 30,

2005	$58,000
2006	36,000
2007	36,000

(6) Deposits

The aggregate amount of jumbo certificates, each with a minimum denomination of $100,000, was approximately $11,596,000 and $7,584,000 in 2004 and 2003, respectively.

At June 30, 2004, the scheduled maturities of certificates are as follows:
(In thousands)

2005	$ 42,995
2006	14,176
2007	7,528
2008	3,796
2009	5,416
Thereafter	6,007
	$ 79,918

(7) Borrowings

At June 30, 2004 and 2003, the Company has an agreement under a blanket-floating lien with the Federal Home Loan Bank of Atlanta providing the Company a line of credit of $40.9 and $39.3 million, respectively. At June 30, 2004, and 2003 the Bank has a Federal Funds accommodation with the Bankers Bank of Atlanta, GA of $5.1 million and $4.9 million, respectively. The Company is required to maintain as collateral for its FHLB advances qualified mortgage loans in an amount equal to 175% of the outstanding advances. In April 2004, the Company borrowed $2 million from the Bankers Bank of Atlanta, GA. The proceeds were primarily invested in the Patapsco Bank as additional paid-in-capital at the time of the acquisition of Parkville. At June 30, 2004, all borrowings except this $2 million are at fixed rates.

At June 30, the scheduled maturities of borrowings are as follows:

	2004		2003	
(In thousands)	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Under 12 months	$ 4,500	3.41%	$ 4,000	4.45%
12 months to 24months	3,350	4.24	3,000	4.42
24 months to 36 months	2,250	2.15	2,100	5.74
36 months to 48 months	1,700	2.71	-	-
48 months to 60 months	4,000	4.71	-	-
60 months to 120 months	7,100	5.06	11,100	4.89
Purchase discount	-	-	(26)	-
	$22,900	4.09%	$20,174	4.82%

(8) Income Taxes

The provision for income taxes is composed of the following for the years ended June 30:

(In thousands	2004	2003
Current:		
Federal	$564	$ 486
State	113	99
	677	585
Deferred:		
Federal	143	165
State	32	38
	175	203
	$852	$ 788

The net deferred tax assets consist of the following at June 30:

	2004	2003
Unrealized losses on securities available for sale	$223	$ -
Allowance for losses on loans	362	440
Deferred compensation	267	267
Purchase accounting adjustment	26	73
Other	6	8
Total deferred tax assets	884	788
Unrealized gains on securities available for sale	-	(227)
Federal Home Loan Bank stock dividends	(164)	(133)
Depreciation	(107)	(53)
Other	(132)	(19)
Total deferred tax liabilities	(403)	(432)
Net deferred tax assets	$481	$356

A reconciliation of the income tax provision and the amount computed by multiplying income before income taxes by the statutory Federal income tax rate of 34% is as follows for the years ended June 30:

	2004	2003
Tax at statutory rate	$789	$725
State income taxes, net of Federal income tax benefit	97	91
Other	(34)	(28)
Income tax provision	$852	$788

The Company has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts based on actual bad debt experience. Therefore, the provision for bad debts deducted from taxable income for Federal income tax purposes was based on the experience method.

(9) Regulatory Matters

The Federal Deposit Insurance Corporation (FDIC) insures deposits of account holders up to $100,000. Patapsco pays an annual premium to provide for this insurance. Patapsco is also a member of the Federal Home Loan Bank System and is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta (FHLBA) equal to at least 4.50% of the outstanding borrowings from the FHLBA plus the lesser of 0.20% of total assets or $25 million. The investment in the FHLBA stock is reported in the balance sheet as the investment required by law. Purchases and sales of stock are made directly with Patapsco at par value.

Pursuant to regulations of the Federal Reserve Board, all FDIC-insured depository institutions must maintain average daily reserves against their transaction accounts. No reserves are required to be maintained on the first $4.7 million of transaction accounts, reserves equal to 3% must be maintained on the next $47.8 million of transaction accounts, and a reserve of 10% plus $1,434,000 must be maintained against all remaining transaction accounts. These reserve requirements are subject to adjustments by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a noninterest bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. At June 30, 2004 the Bank met its reserve requirements.

The Company and Patapsco are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Patapsco must meet specific capital guidelines that involve quantitative measures of Patapsco's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and Patapsco's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. In addition, the Bank and the Company must maintain minimum capital and other requirements of regulatory authorities when declaring or paying dividends. The Bank and the Company have complied with such capital requirements.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Patapsco to maintain minimum amounts and ratios (as defined in the regulations and as set forth in the table below, as defined) of total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of June 30, 2004, that the Company and Patapsco meets all capital adequacy requirements to which it is subject.

As of June 30, 2004, the most recent notification from banking regulators categorized Patapsco as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized Patapsco must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in table. There are no conditions or events since that notification that management believes have changed the institution's category.

Patapsco Bancorp's actual capital amounts and ratios are presented in the table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2004:						
Total Capital (to Risk Weighted Assets)	$13,761	10.91%	$10,091	8.00%	N/A	
Tier I Capital (to Risk Weighted Assets)	12,825	10.17%	5,046	4.00%	N/A	
Tier I Capital (to Average Assets)	12,825	6.13%	8,369	4.00%	N/A	
As of June 30, 2003:						
Total Capital (to Risk Weighted Assets)	$14,416	14.58%	$7,912	8.00%	N/A	
Tier I Capital (to Risk Weighted Assets)	13,277	13.43%	3,956	4.00%	N/A	
Tier I Capital (to Average Assets)	13,277	8.56%	6,205	4.00%	N/A	

The Patapsco Bank's actual capital amounts and ratios are presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2004:						
Total Capital (to Risk Weighted Assets)	$15,138	12.08%	$10,026	8.00%	$12,533	10.00%
Tier I Capital (to Risk Weighted Assets)	14,202	11.33%	5,013	4.00%	7,520	6.00%
Tier I Capital (to Average Assets)	14,202	6.82%	8,325	4.00%	10,407	5.00%
As of June 30, 2003:						
Total Capital (to Risk Weighted Assets)	$13,673	13.86%	$7,891	8.00%	$9,864	10.00%
Tier I Capital (to Risk Weighted Assets)	12,534	12.71%	3,945	4.00%	5,918	6.00%
Tier I Capital (to Average Assets)	12,534	8.07%	6,211	4.00%	7,764	5.00%

(10) Stockholders' Equity and Related Matters

In 1995, the Bank converted from a federally chartered mutual savings association to a capital stock savings bank.

Simultaneously, the Bank consummated the formation of a holding company, Patapsco Bancorp, Inc., of which the Bank is a wholly-owned subsidiary. In connection with the Conversion, the Company publicly issued 362,553 shares of its common stock.

Federal regulations required that, upon conversion from mutual to stock form of ownership, a "liquidation account" be established by restricting a portion of net worth for the benefit of eligible savings account holders who maintain their savings accounts with Patapsco after conversion. In the event of complete liquidation (and only in such event), each savings account holder who continues to maintain his savings account shall be entitled to receive a distribution from the liquidation account after payment to all creditors, but before any liquidation distribution with respect to capital stock. This account will be proportionately reduced for any subsequent reduction in the eligible holders' savings accounts. At conversion the liquidation account totaled approximately $6,088,000. In addition to the foregoing, certain bad debt reserves of approximately $2,561,000 deducted from income for federal income tax purposes and included in retained earnings of Patapsco, are not available for the payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by Patapsco, on the amount removed from the reserves for such distributions. The unrecorded deferred income tax liability on the above amount was approximately $998,000.

In November 2000, as part of the acquisition of Northfield Bancorp, the Company issued 109,235 shares of Series A Noncumulative, Convertible Perpetual Preferred Stock. Each share of the preferred stock earns dividends at the rate of 7.5% of the liquidation preference of $25.00 per share, payable when declared by the Board of Directors. If Patapsco Bancorp fails to pay dividends to holders of Patapsco Bancorp Preferred stock for a given quarter, then during that quarter, no dividends may be paid on Patapsco Bancorp Common Stock.

When issued, the preferred stock was convertible into common stock at a one to one basis. Due to three 10% stock dividends and a three for one stock split in the form of a 200% stock dividend paid to common shareholders since the issuance of the preferred shares, the current conversion ratio is 1 to 3.993. One share of preferred stock is convertible into 3.993 shares of common stock. Since issuance, 11,145 preferred shares have converted to common shares.

(11) Benefit Plans

Employee Stock Ownership Plan

Patapsco has established an Employee Stock Ownership Plan (ESOP) for its employees. On April 1, 1996 the ESOP acquired 113,891 shares of the Company's common stock in connection with Patapsco's conversion to a capital stock form of organization. The ESOP purchased an additional 28,721 shares as a result of the return of capital distribution paid by the Company in June 1997. The ESOP holds the common stock in a trust for allocation among participating employees, in trust or allocated to the participants' accounts and an annual contribution from Patapsco to the ESOP and earnings thereon. The above shares have been adjusted for all stock dividends and splits.

All ESOP shares contain a "Put Option" which requires the Company to repurchase the share at the then fair market value subject to the availability of retained earnings. The "Put Option" may be exercised within 60 days of distribution of the shares and then again within 60 days after the fair market value determination date of the next plan year. The current fair market value of 104,288 shares that have been allocated contain a "Put Option" of $1,404,000. This amount is included in temporary equity in accordance with SEC Accounting Series Release No. 268.

All employees of Patapsco who attain the age of 21 and complete six months of service with Patapsco will be eligible to participate in the ESOP. Participants will become 100% vested in their accounts after three years of service with Patapsco or, if earlier, upon death, disability or attainments of normal retirement age. Participants receive credit for service with Patapsco prior to the establishment of the ESOP.

For the years ended June 30, 2004 and 2003 compensation expense recognized related to the ESOP and Patapsco's contribution to the ESOP was $56,000 and $133,000, respectively.

The ESOP shares were as follows as of June 30:

	2004	2003
Shares released and allocated	142,612	122,555
Unearned shares	-	20,057
	142,612	142,612
Fair value of unearned shares	$ -	$ 188,000

Share numbers have been adjusted for stock dividends and stock splits.

Directors Retirement Plan

Effective September 28, 1995, Patapsco adopted a deferred compensation plan covering all non-employee directors. The plan provides benefits based upon certain vesting requirements. Compensation expense recognized in connection with the Plan during the year ended June 30, 2004 and 2003 was $26,000 and $35,000, respectively.

The Director's Retirement Plan also consists of a Rabbi Trust that is invested in the Company's stock. The directors were credited with a specific number of shares of the Company's stock, and will be paid out by delivering only Company stock to the participants. The Company discontinued deferrals into this Plan during fiscal 2002. The obligation and the deferred compensation related to this Plan are shown as separate components of the equity section in accordance with EITF 97-14.

Stock Options

The Company's 1996 Stock Options and Incentive Plan (Plan) was approved by the stockholders at the 1996 annual meeting. The Plan provides for the granting of options to acquire common stock to directors and key employees. Option prices are equal or greater than the estimated fair market value of the common stock at the date of the grant. In October 1996 the Company granted options to purchase 137,862 shares at $4.60 per share.

The Company's 2000 Stock Option and Incentive Plan was approved by the stockholders at the 2000 annual meeting. The Plan provides for the granting of options to acquire common stock to directors and key employees. Option prices are equal or greater than the estimated fair market value of the common stock at the date of the grant. The Plan provides for one-fifth of the options granted to be exercisable on each of the first five anniversaries of the date of grant. Under this plan, in August 2001 the Company granted options to purchase 99,975 shares at $6.29 per share.

The following table summarizes the status of and changes in the Company's stock option plan during the past two years.

	Options	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Outstanding, June 30, 2002	226,170	$5.38	116,945	$ 4.66
Granted	-	-	-	-
Exercised	(3,194)	5.16		
Cancelled	(4,435)	6.35		
Outstanding, June 30, 2003	218,540	5.37	135,769	5.38
Granted	-	-		
Exercised	(19,421)	4.60		
Cancelled	(1,221)	7.06		
Outstanding, June 30, 2004	197,898	$ 5.40	140,116	$ 5.40

The following table summarizes information about stock options outstanding at June 30, 2004:

Exercise Price	Number Outstanding	Remaining Contractual Life	Number Exercisable
$4.60	87,420	2.28 years	87,420
4.86	18,981	5.84 years	15,185
6.29	91,497	7.09 years	37,511
	197,898	4.85 years	140,116

401(K) Retirement Savings Plan

The Company has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary up to a maximum of 15%. The Company is obligated to contribute 3% of each employee's salary, whether or not the employee contributes their own money. All employees who have completed six months of service with the Company and are 21 years old are eligible to participate. The Company's contribution to this plan was $55,000 and $55,000 for the years ended June 30, 2004 and 2003, respectively.

(12) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments* (SFAS 107) requires the Company to disclose estimated fair values for certain on- and off-balance sheet financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments as of June 30, 2004 and 2003.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates.

The carrying amount and estimated fair value of financial instruments is summarized as follows at June 30:

	2004		2003	
(In thousands)	Carrying amount	Fair value	Carrying amount	Fair value
Assets:				
Cash and interest-bearing deposits	$ 14,679	$ 14,679	$ 7,682	$ 7,682
Federal funds sold	4,455	4,455	6,525	6,525
Investment securities available for sale	16,117	16,117	4,542	4,542
Mortgage-backed securities available for sale	13,110	13,110	19,843	19,843
Loans receivable, net	151,413	153,416	113,252	118,947
Investment required by law	1,760	1,760	1,318	1,318
Accrued interest receivable	682	682	618	681
Liabilities:				
Deposits	168,132	162,193	119,655	120,599
Advance payments by borrowers for taxes, insurance and ground rents	1,531	1,531	937	937
Long-term debt	22,900	22,158	20,174	21,163
Accrued interest payable	302	302	77	77
Off balance sheet instruments:				
Commitments to extend credit	-	-	-	-

Cash and Due from Banks, Interest Bearings Deposits with Banks and Federal Funds Sold

The statement of financial condition carrying amounts for cash and due from banks, interest bearing deposits with banks and federal funds sold approximate the estimated fair values of such assets.

Investment Securities and Mortgage-Backed Securities

The fair value of investment securities and mortgage-backed securities is based on market values provided from external sources.

Loans Receivable

Loans receivable were segmented into portfolios with similar financial characteristics. Loans were also segmented by type such as residential and nonresidential, construction and land, second mortgage loans, commercial, and consumer. Each loan category was further segmented by fixed and adjustable rate interest terms.

The fair value of loans was calculated by discounting anticipated cash flows based on weighted average contractual maturity, weighted average coupon and current loan origination rate.

Accrued Interest Receivable

The carrying amount of accrued interest receivable approximates its fair value.

Investment required by Law

The carrying amount of investment required by law approximates its fair value.

Deposits

The fair value of deposits was based on the discounted value of contractual cash flows. The discount rate for certificates of deposit was estimated using the rate currently offered for deposits of similar remaining maturities.

Long-Term Debt

The fair value of long-term debt was based on the discounted value of contractual cash flows.

Accrued Interest Payable

The carrying amount of accrued interest payable approximates its fair value.

Advance Payments by Borrowers for Taxes, Insurance and Ground Rents

The carrying amount of advance payments by borrowers for taxes, insurance and ground rents approximates its fair value.

Off-Balance Sheet Financial Instruments and Standby Letters of Credit

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business, including mortgage loan commitments, undisbursed lines of credit on commercial business loans and standby letters of credit. These instruments involve, to various degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The fair values of such commitments are immaterial.

The disclosure of fair value amounts does not include the fair values of any intangibles, including core deposit intangibles. Core deposit intangibles represent the value attributable to total deposits based on an expected duration of customer relationships.

(13) Condensed Financial Information (Parent Company Only)

Summarized financial information for the Company are as follows as of and for the years ended June 30:

(In thousands)

Statements of Financial Condition	**2004**	**2003**
Cash	$ 1,034	$ 525
Investment securities	55	41
Equity in net assets of the bank	17,647	15,015
Note receivable – bank	-	56
Accounts receivable – Bank	-	564
Other assets	121	120
Total Assets	$ 18,857	$ 16,321
Accrued expenses and other liabilities	$ 477	$ 416
Long-Term Debt	2,000	-
Stockholders' equity	16,380	15,905
Total Liabilities & Stockholders Equity	$ 18,857	$ 16,321

(In thousands)

Statements of Income	**2004**	**2003**
Total Revenue	$ 7	$ 94
Interest Expense	17	18
Noninterest Expense	34	40
Income before equity in net income of subsidiary and income taxes	(44)	36
Net income of subsidiary	1,496	1,320
Income before income tax provision	1,452	1,356
Income tax provision (benefit)	(17)	11
Net income	$ 1,469	$ 1,345

(In thousands)

Statements of Cash Flows	**2004**	**2003**
Operating activities:		
Net income	$ 1,469	$ 1,345
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in net income of subsidiary	(1,496)	(1,320)
Gain on sale of equity investments	-	(85)
(Increase) decrease in accounts receivable - Bank	564	(564)
Decrease (increase) in other assets	(1)	29
Increase in accrued expenses and other liabilities	61	26
Net cash used in activities	$ 597	$ (569)
Investing activities:		
Proceeds from sale of equity securities	-	267
Purchase of equity securities	(14)	(7)
Additional investment in subsidiary	(1,795)	(2)
Dividends received from subsidiary	-	1,690
Repayment of note receivable	56	64
Net cash (used in) provided by investing activities	$ (1,753)	$ 2,012
Financing activities:		
Net increase(decrease) in borrowings	2,000	(1,000)
Options exercised	134	16
Cash dividend paid	(469)	(411)
Net cash provided by (used in) financing activities	$ 1,665	$ (1,395)
Increase in cash and cash equivalents	509	49
Cash and cash equivalents, beginning of year	525	476
Cash and cash equivalents, end of year	$ 1,034	$ 525

BOARD OF DIRECTORS

Thomas P. O'Neill
Chairman of the Board
Managing Director of American Express Tax and Business Services

Joseph J. Bouffard
President and Chief Executive Officer of the Company and the Bank

J. Thomas Hoffman
Self-employed financial consultant

Nicole N. Glaeser
Budget Director for Baltimore County Police Department

Douglas H. Ludwig
Retired Principal of the Baltimore County Public School System

Gary R. Bozel
Managing Principal
Gary R. Bozel & Associates, P.A.

Dr. Theodore C. Patterson
Retired Physician
Secretary of the Company

William R. Waters
Retired Automobile Dealer
Owner Bel Air Medicine, Inc.

EXECUTIVE OFFICERS

Joseph J. Bouffard
President and Chief Executive Officer

John W. McClean
Senior Vice President - Loan Administration

Brian G. Connelly
Vice President – Commercial Leasing

Frank J. Duchacek, Jr.
Senior Vice President - Branch & Deposit Administration

Alan H. Herbst
Vice President – Consumer Lending

Francis C. Broccolino
Vice-President – Real Estate Lending

Michael J. Dee
Senior Vice President - Treasurer
Chief Financial Officer

Laurence S. Mitchell
Senior Vice President – Lending

HONORARY DIRECTOR

Joseph N. McGowan

CORPORATE INFORMATION

Independent Registered Public Accounting Firm
Beard Miller Company LLP
7621 Fitch Lane
Baltimore, Maryland 21236

General Counsel
Nolan Plumhoff & Williams
Suite 700, Nottingham Centre
502 Washington Avenue
Towson, Maryland 21204-4528

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
1-(800) 368-5948

Special Counsel
Muldoon Murphy Faucette & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Annual Meeting
The 2004 Annual Meeting of Stockholders will be held on October 28, 2004 at 4:00 p.m. at the office of The Patapsco Bank located at 1301 Merritt Boulevard, Dundalk, Maryland 21222.

Annual Report on Form 10-KSB
A copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004 as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2004 Annual Meeting upon written request to: Corporate Secretary, Patapsco Bancorp, Inc., 1301 Merritt Boulevard, Dundalk, Maryland 21222-2194.

PATAPSCO BANCORP

1301 Merritt Boulevard ◦ Dundalk, Maryland 21222
(410) 285-1010 ◦ (410) 285-8524 Fax

Over 85 Years of Continuous Service